Exhibit 99.1 São Paulo (State of São Paulo), April 24, 2019. To BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) Superintendency of Company Relations Rio de Janeiro, State of Rio de Janeiro (RJ) Dear Sirs, Subject: ITAÚ UNIBANCO HOLDING S.A. ANNUAL GENERAL STOCKHOLDERS’ MEETING OF APRIL 24, 2019 I. In accordance with the provisions in CVM Instruction No. 480/2009, Article 21, item IX, the Company brings to your knowledge the summary of the decisions made at the Meeting mentioned above: 1. The Financial Statements for 2018 and the allocation of net income for the year were approved; 2. The members of the Board of Directors and the Fiscal Council were elected for the next annual term of office; 3. The amount to be allocated to the global compensation of the members of the Executive Board and Board of Directors and the compensation of the members of the Fiscal Council was approved. II. Within the term established in Article 21, item X of the above mentioned Instruction, the minutes of the Meeting will be forwarded by means of the Empresas.Net – Periodical and Occasional Information platform. Without further ado, I undersign. Sincerely, ITAÚ UNIBANCO HOLDING S.A. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations cc: - B3 S.A. – Brasil, Bolsa, Balcão Company Monitoring Superintendency Company Relations Coordination Office Exhibit 99.1 São Paulo (State of São Paulo), April 24, 2019. To BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) Superintendency of Company Relations Rio de Janeiro, State of Rio de Janeiro (RJ) Dear Sirs, Subject: ITAÚ UNIBANCO HOLDING S.A. ANNUAL GENERAL STOCKHOLDERS’ MEETING OF APRIL 24, 2019 I. In accordance with the provisions in CVM Instruction No. 480/2009, Article 21, item IX, the Company brings to your knowledge the summary of the decisions made at the Meeting mentioned above: 1. The Financial Statements for 2018 and the allocation of net income for the year were approved; 2. The members of the Board of Directors and the Fiscal Council were elected for the next annual term of office; 3. The amount to be allocated to the global compensation of the members of the Executive Board and Board of Directors and the compensation of the members of the Fiscal Council was approved. II. Within the term established in Article 21, item X of the above mentioned Instruction, the minutes of the Meeting will be forwarded by means of the Empresas.Net – Periodical and Occasional Information platform. Without further ado, I undersign. Sincerely, ITAÚ UNIBANCO HOLDING S.A. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations cc: - B3 S.A. – Brasil, Bolsa, Balcão Company Monitoring Superintendency Company Relations Coordination Office